

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2015

Gary Enzor
Chief Executive Officer
Quality Distribution, Inc.
4041 Park Oaks Boulevard
Suite 200
Tampa, FL 33610

> **Re: Quality Distribution, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 8, 2015**
> **File No. 000-24180**

Dear Mr. Enzor:

We have limited our review of your proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please mark your notice letter as a "preliminary copy" in accordance with Rule 14a-6(e)(1) of Regulation 14A, and include a preliminary proxy card with your next amendment. We may have comments on the card.

Summary, page 1

Interests of the Company's Directors and Executive Officers in the Merger, page 5

2. Please disclose here the total amounts your directors and executive officers may potentially receive in connection with the proposed merger, including potential change in control payments.

Regulatory Approvals, page 6

3. Please briefly describe what actions you have taken regarding CFIUS approval and the date of expiration under the Defense Production Act of 1950 for the President to announce his decision regarding the transaction.

Go-Shop Period, page 7

4. Please disclose whether you or your representatives initiated, solicited, facilitated or encouraged any inquiry or made any proposals or offers relating to alternative transactions during the go-shop period. In this regard, we note the disclosure on page 42 that RBC Capital Markets was requested, at the direction of the company's board of directors, to solicit third-party indications of interest in accordance with the go-shop provision of the merger agreement following public announcement of the merger. Please disclose whether RBC made any such solicitations and discuss the results of any solicitation.

Questions and Answers About the Special Meeting and the Merger, page 11

5. Please add a question and answer that compares the per share consideration with the market price of your shares at the time you entered into the merger agreement.

6. Please add a question and answer that addresses the factors that the board considered in determining to enter into the merger agreement and its rationale for approving the sale of your shares. Disclose a brief summary of the material positive and negative factors that the board considered in connection with the sale of your shares.

The Special Meeting, page 21

Solicitation of Proxies, page 24

7. We note the disclosure that proxies may be solicited by mail, personal interview, e-mail, telephone or via the Internet. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies.

Background of the Merger, page 27

8. Please provide us with copies of the "board books" and any other materials provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors.

9. Please expand your disclosure regarding the reasons why the board was willing to accept Apax's April 2015 offer of $16.00 per share in cash, when it had rejected a June 2014

offer of $16.75-$17.00 per share because of its belief that it could obtain a better value for shareholders if it focused on executing its strategic plan or pursuing other alternatives.

10. We note that, on November 25, 2014, Apax raised its offer to a purchase price of $17.50 to $18.00 per share in cash. We also note that the company's board of directors met numerous times thereafter and on January 26, 2015 requested that Apax reaffirm its proposed purchase price given the amount of time that had passed. With respect to each board meeting during this time, please discuss whether the board considered the company's business, financial results and prospects as compared to the November 25, 2014 offer price. Please disclose the market price of the company's stock at each board meeting, and disclose whether the board considered any timing considerations with respect to a response to Apax's November 25, 2014 proposal.

11. Please briefly explain why the board decided not to conduct a market check prior to signing a definitive agreement. In this regard, we note that on April 8, 2015, RBC advised the company that it did not believe that the company would obtain a better offer, but we also note that the company negotiated for a go-shop period and instructed RBC to solicit such third-party indications of interest in accordance with the go-shop provision of the merger agreement following public announcement of the merger.

Opinion of the Company's Financial Advisor, page 40

Selected Public Companies Analysis, page 43

12. We note that you selected publicly traded companies in industries in which the company operates. As this does not appear to be a complete list of all public companies that operate within the company's industries, please tell us what additional criteria you used to select these companies. Similarly, please tell us whether any additional transactions that fit the criteria for the selected transaction analysis were not used, and, if so, why not.

13. Please disclose whether you or RBC recommended the consideration.

Arrangements with Parent, page 54

14. We note your disclosure that "[a]s of the date of this proxy statement, none of [your] executive officers has entered into any agreement with Parent or any of its affiliates regarding employment with, or the right to purchase or participate in the equity of, the surviving corporation or one or more of its affiliates." Please clarify here that Parent has agreed to assume and honor the company's and its subsidiaries obligations under each severance plan, retention plan, employment agreement and any other employee benefit plans following the merger.

Explanatory Note Regarding the Merger Agreement, page 61

15. We note your statements that "the merger agreement and related summary are not intended to modify or supplement any factual disclosures about [you] in [your] public reports filed with the SEC" and that the "merger agreement and the related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to us or any of our subsidiaries or affiliates." Please revise to remove any potential implications that the merger agreement does not constitute public disclosure under the federal securities laws.

Shareholder Litigation Related to the Matter, page 73

16. Please tell us whether any shareholder or derivative litigation related to the merger agreement has been brought, and, to the extent it has, please provide us with a copy of each such complaint.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director

cc: Steven Epstein
Fried, Frank, Harris, Shriver & Jacobson LLP